

July 1, 2010

Charles Ryan
Chief Executive Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 21, 2010**
> **File No. 333-166752**

Dear Mr. Ryan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Company, page 1

1. Please provide the basis for your statement that there are significant growth opportunities for your business or please delete this language. Please also similarly revise the disclosure in the first paragraph of the Business section starting on page 77 as applicable.

2. Please revise the last sentence of the second paragraph of this section to clarify which portion of your backlog is due to signed multi-year contracts and which portion of your backlog is due to anticipated contract extensions.

Risk Factors, page 11

Failure to maintain our safety record would seriously harm out ability, page 11

3. We note your response to our prior comment 13. Please revise this risk factor and the preceding risk factor to define the terms "periodically," "events" and "less severe damage."

The helicopter services business is highly competitive, page 12

4. We note your response to our prior comment 14. Please revise to discuss, as disclosed on page 89, that "[a] number of military helicopters could, if made available for civilian use, be deployed in operations similar to those that we undertake and have significantly greater lift capacity and range."

We depend on a small number of large customers, page 13

5. We note your response to our prior comment 15. Please revise this risk factor to include disclosure regarding the contingent nature of some of these contracts as discussed in your response to our prior comment 15. Additionally, please revise this risk factor to discuss the specific risks associated with the services you provide in Greece.

6. Please advise as to why the customers listed in this risk factor do not match the customers discussed in the Significant Customers section starting on page 88.

We have a significant backlog that may be deferred, page 13

7. Please revise this risk factor to state how much of the backlog is comprised of the estimated revenue from your timber harvesting agreement in Malaysia. Please similarly revise the Backlog section on page 87.

Our dependence on a small number of manufacturers, page 17

8. We note your response to our prior comment 19. Please revise this risk factor to include the information provided in the last sentence of your response to that comment.

The Commercial Heavy-Lift Helicopter Industry, page 64

Commercial Heavy-Lift Helicopter Markets, page 66

9. Please revise to provide your basis for the last sentence of this section or please delete this language.

Business, page 77

10. We note your response to our prior comment 33. Please advise as to the basis for your statement that "[w]e believe our fleet of 17 owned S-64 Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads in excess of 20,000 lbs" in light of your disclosure on page 65 that the number of commercial "MIL 26" aircraft in operation is unknown.

11. We note your response to our prior comment 36. Please revise pages three and 80 to state that there is no guarantee that you will enter into a binding agreement with Bell.

Significant Customers, page 88

12. We note your response to our prior comment 39. Regarding aerial service customers who accounted for 10% of 2009 revenues, please revise to state which have pending contracts and which have existing contracts.

Management, page 94

Directors and Executive Officers, page 94

13. Please provide this information as of a more recent date than March 31, 2010.

Executive Compensation, page 100

2009 Compensation of Our Named Executive Officers; Grants of Plan-Based Awards in 2009, page 104

14. We note your response to our prior comment 48. Please revise your discussion under the section entitled Annual Non-Equity Incentive Plan on page 101 to explain that there are no threshold, target and maximum amounts. Please also clarify whether a named executive officer who only meets four of the five performance targets listed in the bullet points on page 102 will receive any payments under the plan.

15. The amounts listed in the estimated future payouts under non-equity incentive plan awards column of this table do not appear to correspond to the percentages of each named executive officer's salary set forth in footnote 1 of this table multiplied by the amounts set forth in the salary column of the Summary Compensation Table. Please advise.

Certain Relationships and Related Transactions, page 109

16. We note your response to our prior comment 50. Instruction 1 to Item 404 of Regulation S-K requires disclosure "for the two fiscal years preceding the registrant's last fiscal year." Please revise to provide disclosure regarding buyer-related fees paid to each of Stonehouse Management Company LLC and ZM Equity Partners, LP.

17. Please revise this section to include the information required by Item 404(a) of Regulation S-K. In this regard, please provide the approximate dollar value of the amount involved in the registration rights agreement and the approximate dollar value of the amount of the related person's in interest in the transaction.

Material United States Tax Federal Income Tax Consequences, page 118

18. We note your response to our prior comment 53. Please also revise the bold statement on page 118 that prospective investors should consult their tax advisors to state that investors are encouraged to do so.

Underwriting, page 122

19. We note your response to our prior comment 54. We note that any selling shareholder may ultimately be deemed to be an underwriter, and investors should be put on notice of this fact. Please revise to state that the selling shareholders may be deemed to be underwriters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: John J. Halle, Esq.
        Fax: (503) 220-2480